FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WASHINGTONFIRST BANKSHARES, INC.

(Commission File No. 001-35768)

The following is the text of an e-mail distributed to Sandy Spring Bank employees on May 16, 2017.

To:	All Sandy Spring Bank Employees

From:	Daniel J. Schrider, President and CEO

Date:	May 16, 2017

Subject:Sandy Spring Bank Acquires WashingtonFirst Bank

Dear Colleagues:

I want to personally share some very exciting news with you. We have entered into an agreement to acquire WashingtonFirst Bank. You can read the full press release on our website or on SpringNet. With combined assets of approximately $7.5 billion, the acquisition brings together two well-known financial services brands that focus on providing remarkable client experiences, building lasting relationships and helping people and businesses reach their financial goals.

Through this combination and expansion, we will create a premier bank that will better serve clients across the Greater Washington D.C. region and preserve the tradition of true community banking. Our mix of products and services are complementary, our cultures are aligned, and we share a commitment to providing the best possible service to our clients. WashingtonFirst Bank, headquartered in Reston, Va., has 19 community banking offices and more than $2.1 billion in assets (as of 3/31/17). Together, we look forward to serving more than 60,000 individuals and families, and nearly 30,000 local businesses, helping to create jobs and fuel the regional economy, particularly in Northern Virginia.

I will continue to lead the bank as President and CEO. The current CEO of WashingtonFirst Bank, Shaza L. Andersen, will join our board in the coming months.

Please note that employees and clients of both organizations will not notice any immediate changes and both banks will continue to conduct business as usual. At a later date, WashingtonFirst Bank branding will change to Sandy Spring Bank, with the full conversion of systems expected to occur in early 2018.

Today is just the beginning of our communications to you. You can expect to hear from us early and often as additional information and updates become available. Please join me for an all-employee call later this morning. I look forward to sharing my deep enthusiasm with you for the bright future ahead.

We plan to send a similar communication to all of our clients in the near future. For your convenience, you can also read the Q&A document we’ve provided on SpringNet. Please also watch the announcement video we posted today on SpringNet and social media. I encourage you to share this exciting news with your networks.

Sincerely,

Daniel J. Schrider

President and CEO

Sandy Spring Bank

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring Bancorp, Inc. (“Sandy Spring”) and WashingtonFirst Bankshares, Inc. (“WashingtonFirst”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and WashingtonFirst’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor WashingtonFirst undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In addition to factors previously disclosed in Sandy Spring’s and WashingtonFirst’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and WashingtonFirst will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of WashingtonFirst with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of required stockholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or WashingtonFirst’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and WashingtonFirst, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, WashingtonFirst and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring and WashingtonFirst, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or from WashingtonFirst by accessing WashingtonFirst’s website at www.wfbi.com under the tab “Investor Relations,” and then selecting “SEC Filings” under the heading “Documents and Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919, or from WashingtonFirst, upon written request to WashingtonFirst Bankshares, Inc., Corporate Secretary, 11921 Freedom Drive, Suite 250, Reston, VA 20190 or by calling (703) 840-2410.

Participants in the Solicitation

Sandy Spring and WashingtonFirst and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and WashingtonFirst in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2017. Information about the directors and executive officers of WashingtonFirst is set forth in the proxy statement for WashingtonFirst’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.